

May 23, 2013

Via E-mail
Mr. Jay A. Brown
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261

> **Re:    Crown Castle International Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-16441**

Dear Mr. Brown:

We have reviewed your response letter and have the following comments.  As noted in our letter dated April 26, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Accounting for Acquisitions, page 32

1.      We note your response to comment one.  Absent a bargain purchase option in the T-Mobile lease transaction, tell us how you determined that the lease met the criteria to be classified as a capital lease.  Refer to ASC 840-10-25 and advise.

Potential Future Borrowings of Incremental Debt, page 35
6.  Debt and Other Obligations, page 58

2.      We note your response to comment two.  It is unclear to us why your projected average interest rate of variable rate debt for various terms through 2019 is predicated on a "1/8 of

a percent point over a 12-month period," instead of the yields or interest rates across the time to maturity.  Please advise or revise.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director